Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

October 30, 2020

Mr. Alberto Zapata
U. S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products, Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-4644

Re: Lincoln Life Flexible Premium Variable Life Account M
       The Lincoln National Life Insurance Company
 File Nos. 333-237112; 811-08557; CIK No.: 0001048607
         Post-Effective Amendment No.: 1 on Form N-6, Rule 485(a)
       Lincoln AssetEdge® VUL 2020

Dear Mr. Zapata:

This is in response to your recent comments in the order in which they were received.  A strikethrough version of the prospectus containing these revisions has previously been provided.

1. General Comment

Please include the name of the rider within the description on the first page of the supplement.

Response:  Pursuant to your request we have included the name of the rider within the description.

2.  “Riders” section (Long-Term Care Rider)

a.
Within the first paragraph, please indicate where information regarding the Plan of Care can be found and move the sentence “The Long-Term Care Rider may only be elected at Policy issuance.” to the end of the first paragraph.

Response:  We have revised the disclosure accordingly.

b.	Under Benefits Available: Please explain how the percentages are chosen and how and outstanding debt is paid under this rider.

Response: We have revised the disclosure accordingly

c.	Under Impacts of Policy Transactions: Please provide clarification as to the impact of benefits if any other riders are in effect.

Response: We have revised the disclosure accordingly

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel

The Lincoln National Life Insurance Company:
Lincoln Life Flexible Premium Variable Life Account M

Supplement Dated ______________, 2020
To the Product Prospectuses dated June 5, 2020 for:

Lincoln AssetEdge® VUL 2020

This Supplement describes the important features of a new optional Long-Term Care Rider that will be made available for Lincoln AssetEdge® VUL 2020 and will be applicable to policies issued on or after _____________, 2020, subject to state availability.   It also outlines changes to the prospectus with respect to the rider charges and fees. Please see your Policy and rider for additional information.

Please refer to the June 5, 2020 prospectus for a discussion of all other provisions of your Policy that are not discussed in this supplement.

Subject to meeting eligibility requirements, this Long-Term Care Rider provides monthly benefit payments for the reimbursement of expenses incurred by the Insured for Covered Services to the extent that such services are qualified long-term care services prescribed in the Plan of Care.   Benefits are provided through the acceleration of your Policy’s death benefit.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus is amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “Charges and Fees”

The following is added to Table II: Periodic Charges Other Than Fund Operating Expenses.
Charge	When Charge is Deducted	Amount Deducted
Long-Term Care Rider

Administrative LTC Rider Fee for the first 10 Policy Years from Policy Date; plus

A dollar amount per $1,000 of Rider Net Amount at Risk

Maximum Charge*

Minimum Charge

Maximum Charge for a Representative Insured: male, age 45, standard in year one.
	Monthly	$XX $XX per $1,000 $XX per $1,000 $XX per $1,000

Changes to “Rider Charges”

The following is added under the section headed “Rider Charges”:

Long-Term Care Rider. There is a monthly Long-Term Care (“LTC”) Rider charge which is based on: (a) this rider’s Cost of Insurance rates, which will not exceed the guaranteed maximum rates shown on your Policy Specifications (we reserve the right to charge less than the maximum rates on a current basis); (b) the amount of the LTC Specified Amount available for reimbursement on the date the charge is calculated (remaining LTC Benefit Pool); and (c) the Policy’s Accumulation Value at the beginning of the Policy Month after the deduction of the Policy’s Monthly Administrative Fee (Charges) but prior to the deduction of the Policy’s monthly Cost of Insurance, multiplied by the result of the remaining LTC Specified Amount divided by the Policy’s current Specified Amount.  There is also a monthly Administrative LTC Rider Fee as shown on your Policy’s Specifications, which will not increase.  The maximum charges are shown in Table II of this prospectus.
Changes to “Riders”

The following is added under the section headed “Riders” following the Lincoln Care CoverageSM Accelerated Benefits Rider.

Long-Term Care Rider.  Subject to meeting eligibility requirements, this rider provides monthly benefit payments for the reimbursement of expenses incurred by the Insured for Covered Services to the extent that such services are qualified long-term care services prescribed in the Plan of Care, please see your Policy for additional information. Benefits are provided through the acceleration of your Policy’s death benefit. Long-Term Care Rider may only be elected at Policy issuance.

The availability of this rider is based upon the Insured meeting our underwriting criteria (including the Insured’s age, gender, and the state of the Insured’s health at the time of your application).

You may return this rider for any reason to the insurance agent through whom it was purchased, to any other insurance agent of the Company, or to us at the Service Office mailing address shown on the cover of your Policy within 30 days after its receipt. If returned, this rider will be considered void from your Policy Date and we will refund all charges deducted for it as a credit to your Policy within 30 days of the return.

Eligibility: An Insured may receive benefits under this rider once the following conditions are met:

a.	the total benefits paid to date under this rider must not have reduced the Remaining LTC Benefit Pool to zero;
b.	written certification within the preceding 12-month period from a Licensed Health Care Practitioner that the Insured is Chronically Ill;
c.
a Plan of Care (a written document which outlines individualized medical treatment; please see your Policy and rider for additional information) prescribed by a Licensed Health Care Practitioner for Covered Services is received at least every 12 months; and

d.	all claim forms and written notifications are submitted and satisfactory.

An Insured who is Chronically Ill is unable to perform without substantial assistance at least two activities of daily living for at least 90 days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial supervision to protect the Insured from health and safety caused by a severe cognitive impairment.

Benefits will be paid under this rider for as long as:

a.	the above listed Eligibility Conditions of this rider are met;
b.	the requirements of the “Claims” section of this rider are satisfied;
c.	any claim is either:
(i)
for reimbursement of costs incurred and actually paid by the Insured for Covered Services which are Qualified Long-Term Care Services prescribed in the Plan of Care and that have not already been reimbursed by us; or

(ii)
for payment of Transitional Care Assistance Benefits for days on which the Insured received Transitional Care Assistance only, meaning that the Insured did not receive any other Covered Service or combination of Covered Services on that same calendar day; and

d.	this rider remains in force. This condition does not apply to benefits received under the “Benefits After Lapse” provision in this rider.

If we determine that the Insured no longer meets the requirements of being Chronically Ill, all benefit payments will stop. Should the Insured later be recertified as being Chronically Ill and meet all conditions for the payment of benefits under this rider, benefit payments will resume subject to the Remaining LTC Benefit Pool.

There is no deductible period or elimination period which must be satisfied in order to be eligible for benefits under this rider.

Benefits Available: The amounts we reimburse you are subject to a monthly maximum dollar amount that can be accelerated each Policy month (the “Maximum Monthly LTC Benefit Amount”) which is based on amounts specified by you (the “LTC Specified Amount” and the “Maximum Monthly LTC Benefit Percentage” is based on your selection at issue of  either 2% or 4% and cannot be changed after issue), all of which are shown in your Policy Specifications. The LTC Specified Amount you choose at issue is used in determining the LTC Benefit Pool that may be accelerated to reimburse the long-term care expenses for benefits covered by this rider. The LTC Benefit Pool is multiplied by the Maximum Monthly LTC Benefit Percentage to determine the Maximum Monthly LTC Benefit Amount. Please refer to your Policy Specifications for details. We will pay an amount not to exceed the Maximum Monthly LTC Benefit Amount no less frequently than once each Policy Month until the Remaining LTC Benefit Pool equals zero to reimburse the costs for any Covered Service(s). The amount available as a benefit will be equal to the lesser of:

The LTC Benefit Pool is equal to the lesser of (a) or (b) where:

a.	equals the LTC Specified Amount, proportionately adjusted for any increases or decreases to the Policy Death Benefit Proceeds due to:
1.	Impacts of the Corridor Percentages Table, or
2.	If Death Benefit Option 2 is elected, changes in the Accumulation Value or, if greater, the impact of the Death Benefit Option 2 Factor shown in the Policy Specifications; and
3.	Adjusted for withdrawals or other Policy changes
b.	equals the LTC benefit cap shown in the Policy Specifications

In any Policy Month in which you are eligible to receive benefits under this rider, the maximum amount available as a benefit under this rider is equal to the lesser of:

a.	an amount equal to (1) plus (2), where:
(1)	equals the sum of costs incurred and actually paid by the Insured for Covered Services for the calendar month which have not already been reimbursed by us; and
(2)	equals the daily Transitional Care Assistance Benefit shown in the Policy Specifications multiplied by the number of days in the calendar month in which Transitional Care Assistance was received;
b.	the amount you request;
c.	the Maximum Monthly LTC Benefit Amount; or
d.	the Remaining LTC Benefit Pool.

  If there is an outstanding debt, the benefit paid under this rider will first be used to repay a portion of the debt.

Benefits paid for any Covered Service or combination of Covered Services will reduce the Remaining LTC Specified Amount dollar for dollar.

Any benefits payable for facilities outside the United States are subject to additional limitations. Please see your Policy and rider for additional information.

Prior to the first Long-Term Care benefit payment, if a Death Benefit Option other than Death Benefit Option 1 is in effect it will automatically be changed to Death Benefit Option 1.  No further Death Benefit Option changes are permitted after the first benefit payment.  The LTC Specified Amount will not be affected by this change in Death Benefit Option.

Covered Services: The following is a list of Covered Services eligible for reimbursement under this rider.  Please see your Policy and rider for additional information.

◾	Adult day care services
◾	Assisted living facility services
◾	Bed reservation
◾	Care planning services
◾	Caregiver training
◾	Home health care services
◾	Hospice services
◾	Nursing home care services
◾	Respite care services
◾	Alternative care services
◾	Non-continual services
◾	Transitional Care Assistance

Exclusions: This rider does not provide benefits for:

a.	treatment or care due to alcoholism or drug addiction;
b.	treatment for attempted suicide or an intentionally self-inflicted injury;
c.	treatment provided in a Veteran’s Administration or government facility;
d.	loss to the extent that benefits are payable from governmental programs or other insurance programs;
e.	confinement or care received outside the United States other than benefits for nursing home care services and assisted living facility services;
f.	services provided by a facility or an agency that does not meet this rider’s definition for such facility or agency as described in the “Covered Services” section of this rider;
g.	services provided by the Insured’s or Owner’s immediate family member, except as provided in the Transitional Care Assistance provision; and
h.	services for which no charge is or would normally be made in the absence of insurance.
Impact of Policy Transactions

Increases and Decreases to Policy Specified Amount: The LTC Specified Amount cannot be increased. A request to decrease your Policy’s Specified Amount will reduce the Remaining LTC Specified Amount only if your Policy’s Specified Amount following the decrease is less than the Remaining LTC Specified Amount. In this situation, the remaining LTC Specified Amount will be reduced to equal your Policy’s Specified Amount following the decrease.

Partial Surrender (Withdrawal): A partial surrender under the Policy may reduce the remaining LTC Specified Amount. If Death Benefit Option 2 is selected, the remaining LTC Specified Amount will be reduced dollar for dollar. If Death Benefit Option 1 is selected, the remaining LTC Specified Amount will be reduced by the same amount that the Specified Amount is reduced.

Addition of Riders or Increase to Benefits of Existing Riders: Once a benefit payment has been made under this rider, you may not add any riders or increase the benefits under any rider already attached to your Policy as long as this rider remains in force.

It’s important to note that if any of the following riders are in effect, this Long-Term Care Rider may have an impact on any benefits provided under the following riders:

Accelerated Benefits Rider: YOU CANNOT RECEIVE BENEFITS UNDER MORE THAN ONE ACCELERATION OF BENEFITS RIDER ATTACHED TO YOUR POLICY, EVEN IF MULTIPLE ACCELERATION OF BENEFITS RIDERS ARE ATTACHED. Therefore, receipt of a benefit under the Long-Term Care Rider will be considered a request to terminate any other Accelerated Benefits Rider attached to your Policy. Likewise, receipt of a benefit under any Accelerated Benefits Rider attached to your Policy will be considered a request to terminate the Long-Term Care Rider.

Change of Insured Rider:  This rider is not available if you have chosen the Long-Term Care Rider.

Enhanced Surrender Value Rider:  Upon receipt of a benefit under the Long-Term Care Rider, the Enhanced Surrender Value Rider will terminate.

Exec Enhanced Surrender Value Rider:  Upon receipt of a benefit under the Long-Term Care Rider, the Enhanced Surrender Value Rider will terminate.

Overloan Protection Rider: Election of the Overloan Protection Feature described in the Overloan Protection Rider will be considered a request to terminate the Long-Term Care Rider.

Waiver of Monthly Deduction Rider: If the Insured is on “total disability” as defined under any Waiver of Monthly Deduction Rider, we will continue to waive the monthly deductions falling due under your Policy once payment of benefits begin under the Long-Term Care Rider, subject to the Insured’s continued total disability. If not already on total disability, the Insured may qualify for benefits under any waiver of monthly deduction rider after payment of benefits have already begun under the Long-Term Care Rider.

Impact Of Debt On Benefit Payments

A benefit paid under this rider will be first used to repay a portion of any outstanding debt under your Policy.

The portion to be repaid will equal the sum of (1), divided by (2), then multiplied by (3), where:

(1)	Debt;
(2)	Is your Policy’s Specified Amount immediately prior to the benefit payment; and
(3)	Is the amount of the benefit payment prior to the reduction to repay debt.

If there is value in the Loan Account (also known as the Collateral Account), the Loan Account will be reduced by the amount of the benefit payment used to repay debt.  Also, upon the first acceleration, if there is an existing Participating Loan on your Policy, the loan will be converted to a Fixed Loan as described in the Policy.

Impact Of Benefit Payments On Policy

Policy and Rider Values: Benefit payments will reduce certain values of your Policy and other riders by multiplying such values by a reduction ratio. The following values will be reduced:

1.	Specified Amount;
2.	Accumulation Value
a. The Reduction Ratio will be applied to the Accumulation Value in the following order:
i.   The Fixed Account Value will be reduced;
ii.  If insufficient value exists in the Fixed Account, the most recently opened Segment, if any, will be reduced and will continue in successive order on a last in – first out basis.  If multiple Segments were opened on the same Allocation Date, a prorated portion will be taken from each Segment.
Debt will be reduced as described in the “Reduction of Benefit Payments Due to Debt” provision. The reduction ratio used is equal to (1) minus (2), then divided by (1), where:

(1)	is your Policy’s Specified Amount immediately prior to the benefit payment; and
(2)	is the amount of the benefit payment.

LTC Benefit Pool Acceleration: On the date a claim is approved, the LTC Benefit Pool will be fixed and will not change for the duration of the claim. All LTC acceleration payments will be paid from the Remaining LTC Benefit Pool described in the “Benefits Available” provision.

Once your claim has been approved, we will transfer any Accumulation Value from the Separate Accounts and/or Indexed Account(s) to the Fixed Account. Any applicable transfers will be made at the end of the Valuation Day or Segment Maturity Date following approval of your claim.  While Long-Term Care benefits are being paid, allocation of Accumulation Value will not be allowed into any Separate Account or Indexed Account and all premium payments received will be allocated to the Fixed Account. Allocation Requirements described in the Policy or attached riders will not apply once a claim is approved and until Long-Term Care benefits are no longer being paid.

In the event Long-Term Care benefits are no longer being paid prior to the Segment Maturity Date, the funds would continue to be moved to the Fixed Account and you would need to reallocate these funds appropriately. Once Long-Term Care benefits are no longer being paid, you will be allowed to reallocate back into any Separate Account or Indexed Account.

New Loans and Partial Surrenders (Withdrawals): In any Policy Month in which a benefit under this rider is paid, we will not grant a new loan or allow a partial surrender against your Policy.

Availability of Policy Death Benefit Proceeds: While receiving benefits under this rider, except for Caregiver Training, your Death Benefit Proceeds will never be less than the Remaining LTC Benefit Pool minus debt.  If the Insured dies while receiving benefits under this rider, we reserve the right to withhold payment of any Death Benefit Proceeds that would otherwise be payable until we have verified that we have received all remaining claims for Covered Services. Any Death Benefit Proceeds paid will include interest as provided under your Policy.

When Long-Term Care benefits are no longer paid:  If we determine that the Insured no longer meets the requirements of being Chronically Ill, has not filed a subsequent claim, or received reimbursement for Covered Services for a minimum of a continuous 90-day period, or at your request, we will close your claim. Prior to closing your claim, we will send you written notification. Once your claim is closed, the LTC Benefit Pool will no longer be fixed and may be adjusted.

You may submit a request to reallocate any Accumulation Value in the Fixed Account once your claim is closed.  Transfer limitations from the Fixed Account will be waived for this request.

Lapse and Lapse Protection

Waiver of Rider Charges and Fees: The Monthly LTC Rider Charge and Monthly Administrative LTC Rider Fee will not be deducted on the Monthly Anniversary Day immediately following the date a benefit under this rider is paid. Monthly Deductions for the Policy and any other riders will continue, subject this rider’s “Policy and Rider Lapse Protection” provision (as described below).

Policy and Rider Lapse Protection: If your Policy would otherwise enter the Grace Period on any Monthly Anniversary Day immediately following the date a benefit under this rider is paid, the entire Monthly Deduction described in your Policy will be waived, and your Policy and this rider will not lapse.

The Death Benefit Proceeds available while your Policy is kept in force under this provision will be limited to no more than the Remaining LTC Benefit Pool minus Debt.

Once benefits under this rider are no longer being paid, you may have to pay additional premium and/or repay outstanding Debt to prevent your Policy from Lapsing.

Grace Period: Your Policy and this rider will enter the grace period as described in your Policy’s “Grace Period” provision, subject to the No-Lapse Enhancement Provision under your Policy and this rider’s “Waiver of Rider Charges and Fees” and “Policy and Rider Lapse Protection Feature” provisions.

Benefits After Lapse: If your Policy lapses, we will continue to reimburse costs incurred for such services subject to the terms and conditions of this rider if the confinement began while this rider was in force and continues without interruption after the Policy and rider terminate.  Please refer to your rider for additional information.

Reinstatement of Rider:  In the event of a lapse subject to terms and conditions your Policy may be reinstated.  This Rider will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse.  Please refer to your rider for additional information.

Claims

We must receive notice of your claim within 60 days after the date the covered loss starts (state variations may apply). Please see your Policy and rider for additional information. Once you have notified us of your intent to file a claim, we will provide the forms you need to complete to file the claim. You must return the completed, signed forms to us to the address provided on the forms. If we determine that the claim is eligible for payment, we will pay the claim directly to you, or if requested, to the service provider. All payments will be made no less frequently than once per Policy Month.

Once you begin receiving benefits, we reserve the right, from time to time, to verify that the Insured and the Insured’s care providers meet all eligibility requirements of this rider. The Insured must be reassessed by his or her Licensed Health Care Practitioner, at least once every 12 months, and certify to us that the Insured remains Chronically Ill. Generally, Proof of loss (reasonably determined by us) must be received within 30 days after the end of each Policy Month for which benefits are sought.

We will inform you, in writing, if your claim or any part of your claim has been denied and provide you with an explanation for the denial as soon as reasonably possible. If you do not agree with our decision, you have the right to appeal. Any request to appeal must be made in writing and must include any and all information you believe necessary for our consideration of the appeal. If we discover any fraudulent act or acts in connection with a claim, we shall have the right to recover any payments and/or to decline to continue paying benefits that result from such fraudulent act or acts.

Tax Treatment of Benefits

This rider is intended to be a qualified long-term care insurance contract under Section 7702B of the Internal Revenue Code of 1986, as amended. The benefits paid under this rider are intended to be treated as accelerated death benefits for federal tax purposes on the life of a chronically ill insured person receiving qualified long‐term care services within the meaning of section 7702B(c)(1) of the Code.

The benefits paid under this rider are intended to qualify for exclusion from income subject to limitations. Generally, long-term care payments from all sources with respect to an insured person will be limited to the higher of the annual per diem limit or the amount of actual qualifying long-term care expenses, reduced by any reimbursements received for the qualifying long-term care services provided for the insured.

Charges for the rider will be deducted from the cash value of the life insurance policy. In accordance with Code section 72(e)(11), these deductions will reduce your investment in the contract (but not below zero) and will not be included in income even if you have recovered all of your investment in the contract. If the life insurance policy is owned by a person other than the insured, benefit payments may not meet the requirements for favorable tax treatment.

This discussion of the tax treatment of the long-term care rider is not meant to be all inclusive. Due to the complexity of these tax rules, you are encouraged to consult your legal or tax advisor regarding these matters.

Termination of Rider

The rider and all rights under it will terminate upon the earliest of the following:

1.	the date we receive your request to return it under this rider’s right to examine provision;
2.	the Valuation Day on or next following the date we receive your request to terminate your Policy;
3.	the Monthly Anniversary Day on or next following the date we receive your election of the Overloan Protection Feature under the Overloan Protection Rider, if attached;
4.	the Monthly Anniversary Day on or next following the date you receive a benefit under any other Accelerated Benefits Rider attached to your Policy;
5.	the date the Remaining LTC Benefit Pool is reduced to zero;
6.	the date your Policy’s Specified Amount and the Remaining LTC Benefit Pool are both reduced to zero, which will cause the termination of both this rider and your Policy; or
7.	the date the Insured dies, which will cause the Death Benefit Proceeds to become payable under your Policy.

Charges and fees deducted for this rider on the Monthly Anniversary Day immediately preceding the date your Policy and this rider terminate in accordance with items (2) or (7) above will be returned as a credit to your Policy.